

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

April 29, 2016

Stephanie D. Miller
Senior Vice President, Associate General Counsel and Corporate Secretary
Baxalta Incorporated
1200 Lakeside Drive
Bannockburn, Illinois 60015

> Re: **Baxalta Incorporated**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed April 21, 2016**
> **File No. 333-210320**
>
> **Baxter International Inc.**
> **Schedule TO-I**
> **Filed April 21, 2016**
> **File No: 5-13005**

Dear Ms. Miller:

We have limited our review of your amended registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover Page of Form S-4

1.   We note the legend on the cover page of Form S-4 states "[t]he information in this prospectus is not complete and may be changed." We also recognize that a preliminary prospectus used to commence an exchange offer early under Rule 162 must include the "red herring" legend required by Item 501(b)(10) of Regulation S-K. The sample legend provided in Item 501(b)(10)(iv) that indicates information in the prospectus is "not complete and may be changed," however, should be appropriately tailored to explain that the instant prospectus may simply be amended. The legend should not state that the

Stephanie D. Miller
Baxalta Incorporated
April 29, 2016
Page 2

prospectus is not complete. Please refer to our publicly available Telephone Interpretation
Manual Supplement dated July 2001, Section I.E.2, for an example of a legend that may
be used when an exchange offer is commenced early in reliance upon Rule 162.

How many shares of Baxalta common stock will I receive for my shares of Baxter common stock
accepted in the exchange offer?, page 4

2.   Please revise to indicate with more specificity the date on which $100 value of Baxter
        common stock will be determined. At present, the disclosure could be interpreted to
        suggest that such value may be determined upon the date of acceptance and only based
        on a VWAP. For example, the disclosure could be clarified to expressly state that the
        $100 per-share value of Baxalta common stock on the date of acceptance will be
        determined at the end of the Averaging Period.

Summary | Question and Answer Number 16

3.   The disclosure indicates that "the maximum number of shares of Baxter common stock
        that will be accepted if the exchange offer is completed will be equal to 12,800,000
        shares of Baxalta common stock held by Baxter divided by the final exchange ratio
        (which will be subject to the upper limit)." Please quantify, in this answer and with a
        view toward making conforming changes elsewhere in the offer document, the maximum
        amount of Baxter's common stock that is sought in the issuer tender offer. For example,
        please revise to state, if true, that the maximum amount of Baxter common stock that will
        be acquired is 11,316,418 shares. Refer to Item 4 of Schedule TO and corresponding
        Item 1004(a) of Regulation M-A.

Baxter Selected Historical Financial Data, page 20

4.   Item 10(a) of Schedule TO incorporates by reference financial information included as
        Item 8 and Exhibit 12 in Baxter's Annual Report on Form 10-K for the annual period
        ending December 31, 2015. Under Instruction 6 to Item 10 of Schedule TO, however, a
        summary of such financial information must be published in the offering document and
        provided in accordance with Item 1010(c) of Regulation M-A to the extent so
        incorporated. The summary disclosures under the above heading appear incomplete for
        this purpose, please revise to provide complete summary financial information that
        complies with Item 1010(c) of Regulation M-A for all periods required by Item 10 of
        Schedule TO. For example, the ratio of earnings to fixed charges and balance sheet
        information requested under Item 1-02(bb)(1) of Regulation S-X must be expressly
        disclosed. For more guidance, see Interpretation I.H.7, accessible via the following link:
        http://www.sec.gov/interps/telephone/phonesupplement3.htm

<u>Conditions to Completion of the Exchange Offer, page 82</u>

5.   Baxter's failure to exercise its rights under any of the above conditions does not represent
        a waiver of these rights. If a material offer condition is triggered, however, and Baxter
        determines to proceed with the offer anyway and without disclosure, we continue to
        believe that this decision is tantamount to a waiver of the triggered condition. Please
        revise the disclosure to remove the implication that Baxter reserves the right not to timely
        disclose the existence of offer conditions which have been triggered. Refer to Rule 13e-
        4(d)(2).

<u>U.S. Federal Income Tax Consequences, page 180</u>

6.   We note your revised disclosures and responses to prior comments 1 and 3. We refer to
        your revised disclosure that if the merger is consummated, participants in the instant
        transaction will recognize gain or loss upon receipt of cash and Shire securities in the
        merger; however, the disclosure should also discuss what the tax consequences will be
        for the instant transaction, particularly given that the Shire merger is subject to various
        conditions, including stockholder approval. As the consequences of the exchange offer
        itself appear to be material to shareholders based on your disclosure that you believe
        participants in the exchange offer will not recognize gain or loss upon receipt of Baxalta
        shares in the exchange offer, please revise your disclosure to clearly state, if true, that the
        exchange offer will be tax-free to participants pursuant to Sections 355 and 361 of the
        Code and provide the opinion required by Item 601(b)(8) of Regulation S-K. If counsel
        providing the opinion believes that there is a lack of authority directly addressing the
        material tax consequences or there is conflicting authority or significant doubt about the
        material tax consequences, then counsel may issue an opinion subject to a degree of
        uncertainty. In such case, please provide the additional disclosure required by Section
        III.C.4 of Staff Legal Bulletin No. 19.

7.   We note your revision in response to prior comment 2. Please revise the first paragraph of
        this section to remove "general" and clarify that the summary addresses all material U.S.
        federal income tax consequences. Please refer to Section III.C.1 of Staff Legal Bulletin
        No. 19.

<u>Exhibit 99.2 | Instruction Booklet to the Letter of Transmittal</u>

8.   Under paragraph 13, Baxter discloses that it "reserves the absolute right in its sole
        discretion, subject to applicable law, to waive any of the specified conditions, in whole or
        in part, to the exchange offer at any time…" Please revise to remove the implication that
        offer conditions may be waived after the tender offer has expired.

You may contact Nicholas Panos, Senior Special Counsel, Office of Mergers and Acquisitions at (202) 551-3266 with any questions regarding the Schedule TO-I. You may contact Tara Keating Brooks at (202) 551-8336 or Mary Beth Breslin at (202) 551-3625 with any other questions.

Sincerely,

/s/ Mary Beth Breslin for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: David A. Schuette, Esq., Mayer Brown LLP